Exhibit 99.1

Innocoll AG Announces Fourth Quarter and Full Year 2014

Financial and Operating Results

ATHLONE, IRELAND—March 19, 2015—Innocoll AG (Nasdaq: INNL), a global, commercial-stage, specialty pharmaceutical company that develops and manufactures a range of pharmaceutical products and medical devices using its proprietary collagen-based technologies, today announced financial and operating results for the three months and full year ended December 31, 2014.

“2014 was a transformative year for Innocoll as we became a publicly-traded company and laid the foundations to advance our late-stage portfolio to Phase 3 trials in 2015.  I’m honored to join Innocoll as we drive the transition toward a commercial stage pharmaceutical company,” said Tony Zook, Chief Executive Officer of Innocoll.  “Our late stage portfolio is very exciting and one where each of our products holds the promise of providing physicians with clinically meaningful improvements for the patients they serve.”

2014 and Recent Highlights

•	Completed an IPO of the company on the NASDAQ Global Market, raising proceeds of approximately $52.7 million, net of underwriting discounts and commissions and offering expenses, from the issuance and sale of approximately 6.7 million American Depository Shares (ADSs) in its initial public offering, including shares issued upon the partial exercise of the underwriters' over-allotment option.

•	Appointed Tony Zook as Chief Executive Officer to better position the company as our pipeline advances to late-stage clinical development and Innocoll prepares to become a fully-integrated specialty pharmaceutical company. Michael Myers becomes Head of Portfolio Operations.

•	Appointed James Tursi MD as Chief Medical Officer, a seasoned pharmaceutical executive with extensive experience developing drugs across a number of therapeutic areas. He will be responsible for managing all clinical development programs and medical affairs for the company.

•	Assembled a highly experienced Supervisory Board comprised of individuals with broad corporate and industry knowledge, rich in drug development and commercialization experience.

•	In definitive documentation stage in relation to a debt facility which, if and when closed, is expected to fully fund expansion of our manufacturing facility in Saal, Germany.

•	Completed enrolment in our Phase 3 pivotal XaraColl® pharmacokinetic study.

•	Reaffirmed the contents of our SPA for Cogenzia® with the FDA and initiated the Phase 3 efficacy studies.

•	Initiated two pilot clinical studies for CollaGUARD® in hysteroscopy and in gynaecological laparascopic adhesioloysis.

•	Our partner, Takeda, received approval for CollaGUARD in Ukraine, Belarus and Kazahkstan supplementing the product’s existing approval in Russia.

•	Cogenzia approved in Argentina, Australia, Canada, Mexico, and Russia

•	Our partner, Biomet 3i, launched RegenePro®, our product to treat dental wounds, in the US.

Clinical Program Update

XaraColl

•	In July, we initiated a pivotal study comparing the pharmacokinetics and safety of XaraColl our implantable bioresorbable collagen sponge at doses of 200mg and 300mg to a standard bupivacaine solution. Enrolment in the study has now been fully completed and we anticipate that data will be available by the end of Q1. As previously discussed, and assuming there are no safety signals from the study, we intend to test only the 300mg dose in our Phase 3 efficacy program and run both studies in parallel. We will discuss this approach with the FDA prior to initiating the studies, which we anticipate will start in Q2. Top-line data from these studies is expected to be available in Q1 2016.

Cogenzia

•	On October 27th, we submitted a document to the FDA for Cogenzia requesting confirmation of all of the key understandings that were agreed upon with the FDA in the Special Protocol Assessment (SPA). We subsequently received written feedback from the FDA confirming the full contents of the SPA and Phase 3 clinical trial activity has been initiated both in the US and Europe. We anticipate that data from our two Phase 3 studies will be available in the first half of 2016.

CollaGUARD

•	The company has commenced recruitment for a pilot clinical study in patients undergoing intrauterine adhesiolysis via operative hysteroscopy. In addition, we have initiated a second pilot clinical study in patients undergoing gynaecological laparoscopic adhesiolysis. The goal of both of these studies, is to generate data that will be used to finalize our pivotal clinical protocol to obtain PMA approval in the U.S. The data will also be used to support commercialization of CollaGUARD in countries where the product is already approved. Innocoll is planning on holding a Pre-IDE meeting with FDA later this year to discuss the planned US clinical program.

Manufacturing Update

Innocoll has developed multiple collagen delivery technologies that provide a variety of approaches to deliver therapeutics for specific patient conditions. These include our primary technologies CollaRx®, which is used in Cogenzia and XaraColl and, CollaFilm®, which is used in CollaGUARD. All of our products, both on the market and in clinical development, are manufactured at our manufacturing facility in Saal, Germany. We are in the definitive documentation stage on a debt facility which we expect will fully fund our planned expansion of the Saal facility. The Saal facility expansion, which we expect to complete by the second half of 2016, will increase capacity seven-fold and position Innocoll for the anticipated launches of both XaraColl and Cogenzia.

Fourth Quarter 2014 Financial Results

Net Profit/(Loss) Available to Ordinary Shareholders: Innocoll reported a net loss attributable to ordinary shareholders of €4.2 million, or €(2.91) per ordinary share, equal to $(0.27) per ADS, for the three months ended December 31, 2014, compared to a loss of €4.6 million, or €(118.22) per ordinary share for the three months ended December 31, 2013.

Non-GAAP loss, excluding stock-based compensation and certain non-cash finance or other income was, €2.0 million or €(1.38) per ordinary share, or $(0.13) per ADS, for the three months ended December 31, 2014, compared to a loss of €4.6 million, or €(118.22) per ordinary share, for the three months ended December 31, 2013.

Weighted average shares outstanding increased from 0.04 million during the three months ended December 31, 2013 to 1.46 million during the three months ended December 31, 2014, respectively, primarily as a result of the conversion of preference shares into ordinary shares and pre-IPO and IPO equity issuances in 2014.

Revenues: Revenues were €755 thousand for the three months ended December 31, 2014 as compared to €834 thousand for the three months ended December 31, 2013 a decrease of 9%. This decrease was primarily due to a decrease in sales to Jazz Pharmaceuticals of CollatampG, our gentamicin implant for the treatment and prevention of post-surgical infection.

Cost of Sales: Cost of sales were €1.4 million for the three months ended December 31, 2014 as compared to €1.5 million for the three months ended December 31, 2013. Gross margins in each quarter were negative primarily due to the effect of absorbing indirect overhead costs associated with operating our manufacturing facility, as explained more fully below in the Full Year 2014 Financial Results.

Research and Development (R&D) Expenses: R&D expenses were €1.3 million for the three months ended December 31, 2014 as compared to €0.5 million for the three months ended December 31, 2013, an increase of 277%. The increase was primarily due to increased external clinical research costs due to the continuation of our pharmacokinetics and safety study of XaraColl, and our CollaGUARD pilot study in the Netherlands. Going forward, we expect R&D expenses to increase significantly as we advance our clinical trial programs.

General and Administrative (G&A) Expenses: G&A expenses were €4.3 million for the three months ended December 31, 2014 as compared to €1.3 million for the three months ended December 31, 2013. G&A expenses in the three months ended December 31, 2014 included €2.3 million in non-cash charges for stock-based compensation compared to €0.0 of such charges in the three months ended December 31, 2013. Stock-based compensation expense in the quarter and year ended December, 31, 2014 was exceptionally high due to the timing of share grants and vesting linked to the completion of our initial public offering in the third quarter of 2014. Excluding such charges for stock-based compensation, G&A expenses for the three months ended December 31, 2014 were €2.0 million as compared to €1.3 million for the three months ended December 31, 2013. The increase in G&A was primarily due to accounting, legal and consulting professional fees, insurance costs and investor relations costs related to becoming a public company in the third quarter of 2014. Excluding stock-based compensation, we expect further increases in G&A going forward as we build out our infrastructure to support our clinical programs and commercialization.

Finance Expense (Income): Finance income was €2.1 million for the three months ended December 31, 2014 primarily due to the foreign exchange gains, as compared to a finance expense of €2.2 million for the three months ended December 31, 2013, which primarily consisted of non-cash interest accrued on our outstanding preferred shares, which have since been converted into ordinary shares.

Full Year 2014 Financial Results

Net Profit/(Loss) Available to Ordinary Shareholders: For the year ended December 31, 2014 net loss attributable to ordinary shareholders was €20.7 million or €(28.10) per ordinary share (basic and diluted), $(2.57) per ADS, compared to a profit of €2.1 million, or €47.02 per ordinary share (basic) and a loss of (€9.50) per ordinary share (diluted) for the year ended December 31, 2013.

Non-GAAP loss excluding stock-based compensation and certain non-cash finance and other income was €9.3 million or €(12.58) per ordinary share (basic and diluted) , ($1.15) per ADS, for the year ended December 31, 2014, compared to a loss of €6.9 million, or €51.6 and €(9.23) per ordinary share (basic and diluted respectively), for the year ended December 31, 2013.

Weighted average shares outstanding increased from 0.04 million during the year ended December 31, 2013, to 0.74 million during the 12 months ended December 31, 2014, primarily as a result of the conversion of preferred shares into ordinary shares and pre-IPO and IPO equity issuance in 2014.

Revenues: Revenues for the year ended December 31, 2014 were 27% higher at €4.5 million, compared to €3.5 million for year ended December 31, 2013. This increase was primarily due to an increase in sales to Jazz Pharmaceuticals of CollatampG of €0.7 million, or 26%, and an increase in CollaGUARD sales of €0.2 million, or 131%, primarily due to the first shipment of our adhesion barrier CollaGUARD to our partner Takeda in connection with the product’s launch in Russia in the third quarter of 2014. In addition, during the third quarter of 2014 Biomet 3i launched RegenePro, our product to treat dental wounds in the United States.

Cost of Sales. Cost of sales of €5.6 million in the year ended December 31, 2014 increased by €1.0 million, or 23%, compared to €4.6 million in the year ended December 31, 2013. All overhead costs associated with operating our manufacturing facility are included in the standard cost of our products as indirect costs and charged to cost of sales based on sales volume. Excluding these indirect costs, gross margins were 36% and 34% for the years ended December 31, 2014 and 2013, respectively. Including indirect costs gross margins were (24)% and (28)% for the year ended December 31, 2014 and 2013, respectively.

Research and Development (R&D) Expenses: R&D expenses were €3.3 million for the year ended December, 31 2014 as compared to €1.7 million for the year ended December 31, 2013. The increase was primarily due to the commencement of our pharmacokinetics and safety study of XaraColl, and our CollaGUARD pilot study in the Netherlands.

General and Administrative (G&A) Expenses: G&A expenses were €11.7 million for the year ended December 31, 2014 as compared to €4.1 million for the year ended December 31, 2013. G&A expenses in the year ended December 31, 2014 included €5.1 million in non-cash charges for stock-based compensation, compared to €0.0 of such charges in the corresponding period in 2013. As stated above, stock-based compensation expense in the year ended December 31, 2014 was exceptionally high due to the timing of share grants and vesting linked to the completion of our initial public offering in the third quarter 2014. Excluding such charges for stock-based compensation, G&A expenses were €6.6 million for the year ended December 31, 2014 as compared to €4.1 million for the year ended December 31, 2013. The increase in G&A was primarily due to accounting, legal and consulting professional fees, insurance costs and investor relations costs related to becoming a public company.

Finance Expense: Finance expense was €4.5 million for the year ended December 31, 2014 as compared to €6.9 million in the year ended December 31, 2013. Finance expense in the year ended December 31, 2014 consisted primarily of €6.3 million fair value expense of investor options outstanding and €3.1 million interest on preferred shares, partially offset by €4.7 million in foreign exchange gains. Finance expense in the year ended December 2013 consisted primarily of interest on preferred shares and convertible promissory notes of €6.6 million. All preferred shares were converted into ordinary shares in the second quarter of 2014.

Although Innocoll options issued to investors are settled in stock and are included in our authorized capital, under IFRS accounting rules, they will continue to be valued on a quarterly basis, which is likely to result in significant non-cash finance expense or income going forward.

Other Income: Other income was €0.1 million in the year ended December 31, 2014 compared to €16.1 million in the year ended December 31, 2013. Other income in the year ended December 31, 2013 consisted of exceptionally high non-cash fair value gains on exchange of warrants, and settlement of preferred shares in connection with the re-domicile of the parent company.

For further financial information for the period ending December 31, 2014, please refer to the financial statements appearing at the end of this release. As the financial statements are in euros, all amounts shown in U.S. dollars are for the convenience of the reader only, exchanged at a rate of $1.2141 per euro, the exchange rate as of December 31, 2014.

Cash Position

As of December 31, 2014, cash, cash equivalents, and short-term investments totalled €45.6 million ($55.4 million) compared to €2.7 million as of December 31, 2013. The increase in cash, cash equivalents, and short-term investments was due to proceeds from the issuance of shares of €52.1 million, consisting of €12.4 million net proceeds of pre-IPO equity issuance and €39.7 million net proceeds from the IPO. Existing cash, combined with debt facilities which we expect will be available to us should be sufficient to fund the company’s clinical programs and operational expenses through the first half of 2016 and to fully fund anticipated capital expenditure in connection with the expansion of our manufacturing facility.

Conference Call

Innocoll management will host a conference call today at 8:30 a.m. EDT to discuss fourth quarter and full year 2014 financial results and provide a business update.

To participate in the conference call, please dial 877-407-4018 (domestic) or 201-689-8471 (international) and ask for the “Innocoll fourth quarter financial results conference call.” A live webcast of the call can be accessed under "Events and Presentations" in the News & Investors section of the Company's website at www.innocollinc.com

An archived webcast recording and telephone replay will be available on the Innocoll website beginning approximately two hours after the call. To access the telephone replay, please dial 877-870-5176 for domestic callers or 858-384-5517 for international callers and entering the conference code: 13601691. The telephone replay will be available until midnight EDT on March 22, 2015.

About Innocoll AG

Innocoll is a global, commercial-stage, specialty pharmaceutical company. We develop and manufacture a range of pharmaceutical products and medical devices using its proprietary collagen-based technologies. Our late stage product pipeline is focused on addressing a number of large unmet medical needs, including: XaraColl® in Phase 3 development for the treatment of post-operative pain; Cogenzia® in Phase 3 for the adjuvant treatment of diabetic foot infections; and CollaGUARD®, a barrier for the prevention of post-surgical adhesions. Our approved products include: CollaGUARD (Ex-US), Collatamp® G, Septocoll®, RegenePro®, Collieva®, CollaCare®, Collexa®, and Zorpreva™, which are sold through strategic partnerships with various partners including Takeda, Biomet, and Jazz Pharmaceuticals. All of our products are made using Type 1 collagen and are manufactured in-house at our facility in Saal, Germany.

For more information, please visit www.innocollinc.com.

CollaRx®, Collatamp®, CollaGUARD®, Collieva®, CollaCare®, Collexa®, Cogenzia® LidoColl®, LiquiColl®, and XaraColl® are registered trademarks, and CollaPress™, DermaSil™, Durieva™, and Zorpreva™ are trademarks of the company.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. We define adjusted non-GAAP earnings per share as basic and diluted earnings per share excluding share based payments and fair value expense on warrants outstanding. We believe adjusted non-GAAP earnings per share is meaningful to our investors to enhance their understanding of our financial condition and results. The items excluded from non-GAAP earnings per share represent significant non-cash expense which may be settled through issuance of shares included in our authorised or contingent capital. We believe that non-GAAP earnings per share excluding these non-cash items may provide securities analysts, investors and other interested parties with a useful measure of our operating performance and cash requirements. Disclosure in this press release of non-GAAP earnings per share, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. Non-GAAP earnings per share should not be considered as an alternative to earnings per share, profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of adjusted earnings per share should not be construed to imply that our future results will be unaffected by unusual non-cash or non-recurring items.

Forward-looking Statements

“Any statements in this press release about our future expectations, plans and prospects, including statements about the development of our product candidates, such as the timing, conduct and outcome of the our Phase 3 clinical trials of Xaracoll for the treatment of post operative pain and Cogenzia for the adjuvant treatment of diabetic foot infections, and clinical studies of CollaGUARD, our barrier for the prevention of post-surgical adhesions, pre-commercial activities, the advancement of the company's earlier stage pipeline, future sales of CollatampG, CollaGUARD, RegenePro, Septocoll or other approved or marketed products, and other statements containing the words "anticipate," "believe," "estimate," "expect," "intend", "goal," "may", "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including statements about the clinical trials of our product candidates. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, those related to the timing and costs involved in developing and commercializing our products and product candidates, the initiation and conduct of clinical trials, delays in potential approvals by FDA of the commencement of trials, availability of data from clinical trials, positive results from such trials and expectations for regulatory approvals, our scientific approach and general development progress, the composition of our supervisory board, the availability or commercial potential of our product candidates, the sufficiency of cash resources and need for additional financing or other actions and other factors discussed in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2014, which is on file with the Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent the Company’s views as of the date of this release. The Company anticipates that subsequent events and developments will cause the Company’s views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this release.”

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE PROFIT/(LOSS)

Thousands of Euros (except where indicated in US$, and share and share data; conversion rate of $1.2141 per euro)	Three months ended 12/31/2014		Three months ended 12/31/2013	12 months ended 12/31/2014		12 months ended 12/31/2013
	($’000)	(€’000)	(€’000)	($’000)	(€’000)	(€’000)
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	$ 917	€ 755	€ 834	$ 5,460	€ 4,497	€ 3,546
Cost of sales	(1,714)	(1,412)	(1,513)	(6,766)	(5,573)	(4,551)
Gross loss	(797)	(657)	(679)	(1,306)	(1,076)	(1,005)
Research and development expenses	(1,575)	(1,297)	(469)	(3,948)	(3,252)	(1,663)
General and administrative expenses	(5,258)	(4,331)	(1,259)	(14,189)	(11,687)	(4,121)
Other operating expense – net	(47)	(39)	(128)	(47)	(39)	(154)
Loss from operating activities – continuing operations	(7,677)	(6,324)	(2,535)	(19,490)	(16,054)	(6,943)
Finance income/(expense)	2,588	2,132	(2,197)	(5,506)	(4.535)	(6,949)
Other income	-	-	170	91	75	16,073
(Loss)/profit before income tax	(5,089)	(4,192)	(4,562)	(24,905)	(20,514)	2,181
Income tax	(55)	(45)	(19)	(185)	(152)	(72)
(Loss)/profit for the period – all attributable to equity holders of the Company	(5,144)	(4,237)	(4,581)	(25,090)	(20,666)	2,109
Other comprehensive income:
Currency translation adjustment	(253)	(208)	84	(756)	(623)	155
Total comprehensive (loss)/profit for the period	$(5,397)	€(4,445)	€(4,497)	$(25,846)	€(21,289)	€2,264
Basic (loss)/profit per share	$(3.5)	€(2.9)	€(118.2)	$(34.1)	€(28.1)	€47.0
Diluted loss per share	$(3.5)	€(2.9)	€(118.2)	$(34.1)	€(28.1)	€(9.5)
Basic loss per ADS(1)	$(0.3)	€(0.2)		$(2.6)	€(2.1)
Diluted loss per ADS(1)	$(0.3)	€(0.2)		$(2.6)	€(2.1)

(1)One ordinary share represents 13.25 ADSs

NON-GAAP NET EARNINGS

Numerator for non-GAAP (loss)/earnings per share – Thousands of Euros (except where indicated in US$, and share and share data; conversion rate of $1.2141 per euro):	Three months ended 12/31/2014	Three months ended 12/31/2014	Three months ended 12/31/2013	12 months ended 12/31/2014	12 months ended 12/31/2014	12 months ended 12/31/2013

Net (loss)/earnings – basic	$(5,144)	€(4,237)	€(4,581)	$(25,090)	€(20,666)	€2,109
Share based payments	2,803	2,309	-	6,251	5,149	-
Fair value (gain)/expense on warrants	(106)	(87)	-	7,606	6,265	205
Non-GAAP net (loss)/earnings – basic	(2,447)	(2,015)	(4,581)	(11,233)	(9,252)	2,314
Adjustment to net earnings for interest on convertible preferred shares	-	-	-	-	-	4,728
Adjustment to net earnings for interest on convertible promissory notes		-	-	-	-	1,918
Adjustment for gain on settlement of promissory notes and preferred stock	-	-	-	-	-	(15,903)
Non-GAAP net loss – diluted	(2,447)	(2,015)	(4,581)	(11,233)	(9,252)	(6,943)
Denominator – number of shares:
Weighted-average shares outstanding – basic	1,456,933	1,456,933	38,750	735,416	735,416	44,848
Dilutive common stock issuable upon conversion of preferred shares(1)	-	-	-	-	-	547,195
Dilutive common stock issuable upon conversion of promissory notes(1)	-	-	-	-	-	160,246
Weighted-average shares outstanding – diluted	1,456,933	1,456,933	38,750	735,416	735,416	752,289
Earnings/(loss) per share:
Basic	$(1.7)	€(1.4)	€(118.2)	$(15.3)	€(12.6)	€51.6
Diluted	$(1.7)	€(1.4)	€(118.2)	$(15.3)	€(12.6)	€(9.2)

Earnings/(loss) per ADS(2):
Basic	$(0.1)	€(0.1)		$(1.2)	€(1.0)
Diluted	$(0.1)	€(0.1)		$(1.2)	€(1.0)

(1) For the year ended December 31, 2014 as well as the three months ended December 31, 2013, we excluded the dilutive effect of both preferred shares and promissory notes, and the related interest expense from the computation of the diluted net loss and diluted weighted-average shares outstanding as the effect would be anti-dilutive.

(2) One ordinary share represents 13.25 ADSs

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at December 31, 2014 and December 31, 2013

Thousands of Euros (except where indicated in US$; conversion rate of $1.2141 per euro)	12/31/2014	12/31/2014	12/31/2013
	($’000)	(€’000)	(€’000)
	Unaudited
Assets
Property, plant and equipment	$1,503	€1,238	€732
Total non-current assets	1,503	1,238	732
Inventories	1,357	1,118	1,723
Trade and other receivables	924	761	409
Cash and cash equivalents	55,383	45,616	2,692
Total current assets	57,664	47,495	4,824
Total assets	59,167	48,733	5,556
Equity
Share capital	1,825	1,503	39
Share premium	148,222	122,084	7,074
Capital contribution	878	723	723
Other reserves	15,073	12,415	10,642
Currency translation reserve	(755)	(622)	1
Accumulated share compensation reserve	6,251	5,149	-
Accumulated deficit	(129,566)	(106,718)	(86,052)
Total equity attributable to equity holders of the company	41,928	34,534	(67,573)
Liabilities
Interest bearing loans and borrowings	-	-	63,026
Warrant liability	8,789	7,239	974
Defined pension liability	74	61	81
Total non-current liabilities	8,863	7,300	64,081
Trade and other payables	6,137	5,055	6,389
Deferred income	2,228	1,835	2,607
Deferred taxation	-	-	49
Current taxes payable	11	9	3
Total current liabilities	8,376	6,899	9,048
Total liabilities	17,239	14,199	73,129
Total equity and liabilities	$59,167	€48,733	€5,556

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the 12 months ended December 31, 2014 and 2013

Thousands of Euros (except where indicated in US$; converted at a rate of $1.2141 per euro)	12 months ended 12/31/2014	12 months ended 12/31/2014	12 months ended 12/31/2013
	($’000) Unaudited	(€’000)	(€’000)
Operating activities (loss)/profit for the period	$ (25,090)	€ (20,666)	€ 2,109
Adjustments for:
Finance expense	5,506	4,535	6,949
Depreciation/impairment of property, plant & equipment	489	403	386
Income tax expense/(credit)	185	152	(17)
Profit on disposal of property, plant and equipment	(91)	(75)	-
Share based payment	6,251	5,149	-
Gains on financial instruments	-	-	(16,073)
Foreign exchange (gains)/losses	(157)	(129)	50
Operating cash outflows before movements in working capital	(12,907)	(10,631)	(6,596)
Decrease/(increase) in inventory	733	605	(202)
(Increase) in trade and other receivables	(427)	(352)	(100)
(Decrease)/increase in trade and other payables	(1,620)	(1,334)	725
(Decrease)/increase in deferred income and defined benefit pension liability	(961)	(792)	1,508
Income taxes paid	(238)	(196)	(12)
Net cash used in operating activities	(15,420)	(12,700)	(4,677)
Cash flows from investing activities:
Purchases of property, plant and equipment	(1,104)	(909)	(448)
Interest received	79	65	-
Proceeds from disposal of property, plant and equipment	91	75	-
Net cash used in investing activities	(934)	(769)	(448)
Cash inflows from financing activities:
Proceeds from issue of preferred stock and convertible promissory notes	10,585	8,718	7,965
Proceeds from issue of ordinary shares	55,197	45,463	-
IPO costs	(2,456)	(2,023)	-
Net cash inflows from financing activities	63,326	52,158	7,965
Net increase in cash and cash equivalents	46,972	38,689	2,840
Cash and cash equivalents at the beginning of the period	3,269	2,692	(148)
Effect of foreign exchange rate changes on cash and cash equivalents	5,142	4,235	-
Cash and cash equivalents at the end of the period	$ 55,383	€ 45,616	€ 2,692

Contacts

Denise Carter

Executive Vice President Business Development and Corporate Affairs

T: (215) 765-0149

E: dcarter@innocollinc.com

Robert Flamm, Ph.D.

Russo Partners, LLC

T: (212) 845-4226

E: robert.flamm@russopartnersllc.com